CUSIP No. 627335201	13D/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

MUSCLEPHARM CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

627335201
(CUSIP Number)

Ryan Charles Drexler

c/o MusclePharm Corporation

4500 Park Granada, Suite 202

Calabasas, CA 91302

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 627335201	13D/A

1	NAME OF REPORTING PERSONS Ryan Charles Drexler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Unites States of America

NUMBER OF	7	SOLE VOTING POWER	31,002,836
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	31,002,836
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,002,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 627335201	13D/A

Item 1. Security and Issuer.

This Amendment No. 6 to Statement of Beneficial Ownership of Schedule 13D (the “Schedule 13D/A”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”) of MusclePharm Corporation, a Nevada corporation (the “Issuer”). The Issuer maintains its principal executive office at 4500 Park Granada, Suite 202, Calabasas, CA.

Item 2. Identity and Background.

(a)	Ryan Charles Drexler (the “Reporting Person”) is the reporting person for this Schedule 13D/A.

(b)	The business address for the Reporting Person is 4500 Park Granada, Suite 202, Calabasas, CA 91302.

(c)	Currently, the Reporting Person is the Chief Executive Officer (“CEO”) of Consac, LLC (“Consac”) and the President, Chief Executive Officer and Executive Chairman of the Board of Directors of the Issuer.

(d)-(e)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On November 29, 2020, the Issuer issued to the Reporting Person a convertible secured promissory note, in the original principal amount of $2,871,967 (subject to adjustment as provided in such note) (the “Note”). The Note bears interest at the rate of 12% per annum. Interest payments are due on the last day of each quarter. At the Issuer’s option (as determined by its independent directors), the Issuer may repay up to one sixth of any interest payment by either adding such amount to the principal amount of the Note or by converting such interest amount into an equivalent amount of Common Stock. Any interest not paid when due shall be capitalized and added to the principal amount of the Note and bear interest on the applicable interest payment date along with all other unpaid principal, capitalized interest, and other capitalized obligations.

Both the principal and the interest under the Note are due on July 1, 2021, unless converted earlier.

Mr. Drexler may convert the outstanding principal and accrued interest into shares of Common Stock at a conversion price of $0.23 per share at any time. The Issuer may prepay the Note by giving Mr. Drexler between 15 and 60 days’ notice depending upon the specific circumstances, subject to Mr. Drexler’s conversion right.

The Note contains customary events of default, including, among others, the failure by the Issuer to make a payment of principal or interest when due. Following an event of default, at the option of the Holder and upon written notice to the Issuer, or automatically under certain circumstances, all outstanding principal and accrued interest will become due and payable. The Note also contains customary restrictions on the ability of the Issuer to, among other things, grant liens or incur indebtedness other than certain obligations incurred in the ordinary course of business. The restrictions are also subject to certain additional qualifications and carveouts, as set forth in the Note. The Note is subordinated to certain other indebtedness of the Issuer.

In connection with the issuance of the Note, the Issuer and Mr. Drexler entered into a Sixth Amended and Restated Security Agreement (the “Amended Security Agreement”), which amended and restated the Fifth Amended and Restated Security Agreement.

Item 4. Purpose of Transaction.

The Reporting Person entered into the Note in order to provide the Issuer with liquidity and to support its short-term financial position.

CUSIP No. 627335201	13D/A

The Reporting Person is President, Chief Executive Officer and Executive Chairman of the Board of Directors of the Issuer. In these capacities the Reporting Person takes, and will continue to take, an active role in the Issuer’s management and strategic direction. In addition, in connection with his employment with the Issuer, the Reporting Person may be entitled to cash and other non-equity compensation in connection with a sale of the Issuer or other transaction of the nature described below.

Other than as described above, the Reporting Person does not have any current plans or proposals, but may in the future propose one or more actions, which would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Issuer’s board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	one or more changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions to the extent they may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns 31,002,836 shares of Common Stock, representing approximately 68% of the Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Reporting Person is based upon 45,754,214 shares outstanding as of November 29, 2020, as reported by the Issuer to the Reporting Person. Such beneficial ownership assumes conversion of the full principal amount of the Note into 12,486,813 shares of Common Stock and all options described below are exercised immediately.

CUSIP No. 627335201	13D/A

As of November 29, 2020, the Reporting Person also beneficially owns 1,499,408 shares held by Consac LLC; 663,037 fully vested shares of restricted stock; and 137,362 shares subject to vested stock options with an exercise price per share of $1.89 that are currently exercisable. The Reporting Person is the CEO of Consac and may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 of the Securities Exchange Act) of the Common Stock that Consac beneficially owns. The Reporting Person has the power to direct the voting and disposition of Common Stock that Consac beneficially owns.

(b)	The Reporting Person has the sole power to vote or direct the vote and sole power to dispose of or direct the disposition of the shares reported as beneficially owned.

(c)	The Reporting Person has not effected any transactions in the Common Stock of the Issuer in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above in this Schedule 13D/A, the Reporting Person has no other contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

CUSIP No. 627335201	13D/A

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description
99.1	Convertible Secured Promissory Note dated November 29, 2020 by and between the Issuer and the Reporting Person
99.2	Sixth Amended and Restated Security Agreement dated November 29, 2020 by and between the Issuer and the Reporting Person

CUSIP No. 627335201	13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 2, 2020	/s/ Ryan Charles Drexler
Ryan Charles Drexler, individually, and as President of Consac, LLC